Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, September 1, 2023

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.294313	September 29, 2023	September 15, 2023
Series D	0.48074	September 28, 2023
Series E	0.198938	September 29, 2023
Series F	0.41904	September 28, 2023
Series G	0.185125	September 29, 2023
Series H	0.44397	September 28, 2023
Series I	0.207938	September 29, 2023
Series J	0.46204	September 28, 2023
Series K	0.315313	September 29, 2023
Series M	0.312688	September 29, 2023

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the September 29, 2023 to December 28, 2023 dividend period for its other floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	2.07106	8.30700	0.51777
Series F	1.82424	7.31700	0.45606
Series H	1.92396	7.71700	0.48099
Series J	1.99627	8.00700	0.49907

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946